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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 9/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SJ CAPITAL, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 CALIFORNIA ST. SUITE 1300
(No. and Street)

SAN FRANCISCO (City) CA (State) 94108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN JIZMAGIAN 415-421-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RYAN AND ASSOCIATES
(Name – *if individual, state last, first, middle name*)

1870 JEFFERSON STREET SUITE 302 SAN FRANCISCO, CA 94123
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, G. STEPHEN JIZMAGIAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SJ CAPITAL, INC., as of SEPTEMBER 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

EDWARD G. POOLE
COMM. # 1795967
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES APRIL 20, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

SJ CAPITAL, INC.

AUDIT REPORT

SEPTEMBER 30, 2008 AND 2007

RYAN & ASSOCIATES
ACCOUNTING AND TAX SERVICES

To the Board of Directors and Stockholder
of SJ Capital, Inc.

We have audited the balance sheet of SJ Capital, Inc. as of September 30, 2008 and 2007, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SJ Capital, Inc. as of September 30, 2008 and 2007, and the results of its operation and cash flows for the years then ended in conformity with generally accepted accounting principles.

Ryan & Associates

San Francisco, California
November 12, 2008

1870 Jefferson Street • Suite 302 • San Francisco, California 94123
Bus: 415 441-0995 • FAX: 415 441-0968 • Res: 415 567-6903

SJ CAPITAL, INC.

BALANCE SHEETS

SEPTEMBER 30, 2008 AND 2007

	2008	2007
ASSETS		
Cash in Bank Checking account	$ 11,762	$ 1,136
Cash in Bank Interest Checking account	7,235	10,000
Cash in Clearing accounts	31,921	-
Other Assets	-	-
Prepaid taxes	-	-
Total Assets	$ 50,918	$ 11,136
LIABILITIES		
Subordinated Note - Shareholder	$ 40,000	$ -
Total Liabilities	40,000	-
CAPITAL		
Capital Stock (50,00 shares authorized, 750 shares issued and outstanding, no par value)	7,500	7,500
Retained Earnings	3,418	3,636
Total Capital	10,918	11,136
Total Liabilities & Capital	$ 50,918	$ 11,136

The accompanying notes are an integral part of these statements

SJ CAPITAL, INC.

STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS

FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
INCOME		
Commissions	$ 208,198	$ -
Consulting fees	57,694	42,333
Management and Advisory fees	885	232
Interest	445	531
Other	1,495	35,280
Total Income	268,717	78,376
EXPENSES		
Compensation - officers	37,500	32,545
Other employee compensation	183,876	-
Insurance	15,246	16,221
Regulatory fees	2,010	182
Interest	1,156	-
California franchise tax	800	800
Other expenses	28,347	28,628
Total Expenses	268,935	78,376
NET INCOME (LOSS)	(218)	0
RETAINED EARNINGS		
Beginning October 1	3,636	3,636
Ending, September 30	$ 3,418	$ 3,636

The accompanying notes are an integral part of these statements.

SJ CAPITAL, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
Net Income (Loss)	($218)	$0
Adjustments to reconcile net income (loss) to net cash (used) by operating activities		
None	0	0
Total adjustments to Net Income (Loss)	0	0
Net Cash (Used) by Operating Activities	(218)	-
Net Cash Provided by		
Financing Activities	40,000	-
Net Increase in Cash	39,782	-
Cash at beginning of year	11,136	11,136
Cash at end of year	$50,918	$11,136
Cash Paid for Income Taxes	$800	$800

The accompanying notes are an integral part of these statements.

1. THE COMPANY

SJ Capital, Inc. (The Company) was incorporated in California in 1984. The Company is a Registered Broker Dealer. The Company is a member in good standing of FINRA and SIPC.

2. ACCOUNTING POLICIES

The Company maintains its records on the accrual basis of accounting according to GAAP for financial reporting, but uses the cash method for tax reporting.

The Company maintains cash balances at financial institutions located in San Francisco, California. Accounts at each financial institution are insured by the Federal Deposit Insurance Corporation.

The Company operates under a "fully-disclosed" basis, whereby customers' money and security transactions are transacted and recorded by another brokerage house. Therefore, the computation pursuant to Rule 15c3-3 is not required.

The Company has adopted Financial Accounting Standards Board Statement No. 95 "Statement of Cash Flows". For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company follows the policy of charging the costs of advertising to expense as incurred.

SJ CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

3. NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum capital as defined by the Securities and Exchange Commission which requires it to maintain a ratio of aggregate indebtedness to net capital. Aggregate indebtedness and net capital may fluctuate on a daily basis. At September 30, 2008 and 2007, the Company's aggregate indebtedness and net capital were $-0- and $10,918 and $-0- and $11,136, respectively, and the Company's net capital ratio was 10,918 to 0 and 11,136 to 0.

4. SUPPORTING SCHEDULES REQUIRED BY 17a-5

Statement of changes in stockholders' equity – (d) (2)

	2008	2007
Balance, October 1	$11,136	$11,136
Net Profit (Loss) for the year ended September 30	(218)	
Balance, September 30	$10,918	$11,136

Statement of changes in liabilities subordinated to claims of general creditors – (d) (2) $40,000

5. SUBORDINATED LOAN

The Company has a note payable to Cardinal Pacific, LLC, the 100% shareholder of the Company, with interest at 4% and maturity date July 1, 2013. The loan has been found acceptable as a satisfactory Subordinated Loan Agreement by FINRA. Interest expense of $1,156 was paid during the year

ending September 30, 2008, and the interest payable at September 30, 2008 was $-0-.

6. CAPITAL STOCK

At September 30, 2007 and 2006, the Company has 50,000 shares of no par common stock authorized and 750 shares issued and outstanding.

RYAN & ASSOCIATES
ACCOUNTING AND TAX SERVICES

Board of Directors
SJ Capital, Inc.
San Francisco, CA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the consolidated financial statements of SJ capital, Inc. for the year ended September 30, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to asses whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with

1870 Jefferson Street • Suite 302 • San Francisco, California 94123
Bus: 415 441-0995 • FAX: 415 441-0968 • Res: 415 567-6903

generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Ryan & Associates

Ryan & Associates
Certified Public Accountant

San Francisco, California
November 12, 2008

END